                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                      ---------------------------------

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (AMENDMENT No. 11)

                      ---------------------------------

                           ARVIDA/JMB PARTNERS, L.P.
                         a Delaware Limited Partnership
                           (Name of Subject Company)

                        RALEIGH CAPITAL ASSOCIATES L.P.
                                RALEIGH GP CORP.
                            ROCKLAND PARTNERS, INC.
                                ZEPHYR PARTNERS
                                    (Bidder)

          LIMITED PARTNERSHIP INTERESTS AND ASSIGNEE INTERESTS THEREIN
                                (Title of Class
                                 of Securities)

                                      NONE
                             (CUSIP Number of Class
                                 of Securities)

                      ---------------------------------

         Michael L. Ashner                                           Copy to:
  Raleigh Capital Associates L.P.                                 Mark I. Fisher
      100 Jericho Quadrangle                                     Todd J. Emmerman
             Suite 214                                         Rosenman & Colin LLP
   Jericho, New York  11735-2717                                575 Madison Avenue
          (516) 822-0022                                   New York, New York 10022-2585
                                                                  (212) 940-8800


                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

            Transaction                                            Amount of
            Valuation*                                             Filing Fee
            -----------                                            ----------
            $50,000,000                                           $10,000.00

         *For purposes of calculating the filing fee only. This amount assumes the purchase of 100,000 Limited Partnership Interests and Assignee Interests Therein ("Units") of the subject company for $500 per Unit in cash.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:   $10,000.00       Filing Party: Raleigh Capital
                        -------------                    ----------------
Associates L.P.

Form or registration no.:  Schedule 14D-1  Date Filed:  October 17, 1996
                          ----------------             ------------------


                        (Continued on following pages)
                             (Page 1 of 8 Pages)

CUSIP No.:  N/A                                           14D-1                          Page 2 of 8 Pages
            ---


-------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                        RALEIGH CAPITAL ASSOCIATES L.P.



------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                                       (a)  [x]

                                                                                       (b)  [ ]

------------------------------------------------------------------
3.     SEC Use Only




------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

                        AF; WC

------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f)

                                                                                              [ ]

------------------------------------------------------------------
6.     Citizenship or Place of Organization

                        Delaware

------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting
       Person

                        80,342 Units

------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)

                                                                                              [ ]

------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

                        19.9%

------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

                        PN

CUSIP No.:  N/A                                           14D-1                          Page 3 of 8 Pages
            ---


-------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                        RALEIGH GP CORP.


------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                                       (a)  [x]

                                                                                       (b)  [ ]

------------------------------------------------------------------
3.     SEC Use Only




------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

                        N/A

------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f)

                                                                                            [ ]

------------------------------------------------------------------
6.     Citizenship or Place of Organization

                        Delaware

------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting
       Person

                        80,342 Units*

------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)

                                                                                            [ ]

------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

                        19.9%

------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

                        CO

---------------

* Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Raleigh GP Corp. is a general partner).

CUSIP No.:  N/A                                           14D-1                          Page 4 of 8 Pages
            ---


-------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                        ROCKLAND PARTNERS, INC.


------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                                       (a)  [x]

                                                                                       (b)  [ ]

------------------------------------------------------------------
3.     SEC Use Only




------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

                        N/A

------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f)

                                                                                            [ ]

------------------------------------------------------------------
6.     Citizenship or Place of Organization

                        Delaware

------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting
       Person

                        80,347 Units*

------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)

                                                                                            [ ]

------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

                        19.9%

------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

                        CO

--------------
* Reflects beneficial ownership of 5 Units by Rockland Partners, L.P. (of which Rockland Partners, Inc. is the general partner) and 80,342 Units beneficially owned by Raleigh Capital Associates L.P. (of which Rockland Partners, Inc. is a general partner).

CUSIP No.:  N/A                                           14D-1                          Page 5 of 8 Pages
            ---


-------------------------------------------------------------------
1.     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

                        ZEPHYR PARTNERS


------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                                       (a)  [x]

                                                                                       (b)  [ ]

------------------------------------------------------------------
3.     SEC Use Only




------------------------------------------------------------------
4.     Sources of Funds (See Instructions)

                        N/A

------------------------------------------------------------------
5.     Check Box if Disclosure of Legal Proceedings is
       Required Pursuant to Items 2(e) or 2(f)

                                                                                            [ ]

------------------------------------------------------------------
6.     Citizenship or Place of Organization

                        New York

------------------------------------------------------------------
7.     Aggregate Amount Beneficially Owned by Each Reporting
       Person

                        80,342 Units*

------------------------------------------------------------------
8.     Check Box if the Aggregate Amount in Row (7) Excludes
       Certain Shares (See Instructions)

                                                                                            [ ]

------------------------------------------------------------------
9.     Percent of Class Represented by Amount in Row (7)

                        19.9%

------------------------------------------------------------------
10.    Type of Reporting Person (See Instructions)

                        PN

---------------

* Reflects beneficial ownership by Raleigh Capital Associates L.P. (of which Zephyr Partners is a general partner).

                       AMENDMENT NO. 11 TO SCHEDULE 14D-1


         This Amendment No. 11 amends the Tender Offer Statement on Schedule 14D-1 filed with the Commission on October 17, 1996 by Raleigh Capital Associates L.P., a Delaware limited partnership (the "Purchaser"), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 thereto (the "Schedule 14D-1"), relating to the tender offer by the Purchaser to purchase up to 100,000 of the outstanding limited partnership interests and assignee interests therein ("Units") of Arvida/JMB Partners, L.P., a Delaware limited partnership (the "Partnership"), at a purchase price of $500 per Unit (the "Purchase Price"), less the amount of any distributions declared or made with respect to the Units between October 17, 1996 (the "Offer Date") and the date of payment of the Purchase Price by the Purchaser, net to the seller in cash, without interest, upon the terms set forth in the Offer to Purchase dated October 17, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal, as each has been or may be supplemented or amended from time to time (which together constitute the "Offer"), to include the information set forth below. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.


Item 10.         Additional Information.

                 Item 10(f) is hereby amended as follows:

                 The information set forth in the press release and letter to Unitholders attached hereto as Exhibits (a)(18) and (a)(19) is incorporated herein by reference.


Item 11.         Material to be Filed as Exhibits.

                 Item 11 is hereby supplemented by adding the following, copies of which are attached hereto as Exhibits:

                 99.(a)(18)  Press Release dated March 12, 1997.
                 99.(a)(19)  Letter to Unitholders.

                                   Signatures


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 1997


                             RALEIGH CAPITAL ASSOCIATES L.P.
                             By:   Raleigh GP Corp., General
                                   Partner



                                   By:  /s/Peter Braverman
                                       --------------------------
                                   Name:   Peter Braverman
                                   Title:  Vice President

                             By:   ROCKLAND PARTNERS, INC.,
                                   General Partner


                                   By:  /s/Jonathan H. Paul
                                       ---------------------------
                                   Name:   Jonathan H. Paul
                                   Title:  Vice President

                             By:   ZEPHYR PARTNERS
                                   By:   GP Aeolus Inc., General
                                         Partner


                                   By:  /s/Edward Mattner
                                       --------------------------
                                   Name:   Edward Mattner
                                   Title:  Vice President

                                   By:  AREHGP INC., General Partner


                                   By:  /s/John Saldarelli
                                       -------------------------
                                   Name:   John Saldarelli
                                   Title:  President

                             RALEIGH GP CORP.


                             By:  /s/Peter Braverman
                                 --------------------------
                             Name:   Peter Braverman
                             Title:  Vice President


[Amendment No. 11 to Schedule 14D-1 dated March 12, 1997]

                                   Signatures


       After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 1997


                               ROCKLAND PARTNERS, INC.

                               By:  /s/Jonathan H. Paul
                                    --------------------------
                               Name:   Jonathan H. Paul
                               Title:  Vice President

                               ZEPHYR PARTNERS
                               By:   GP Aeolus Inc., General Partner


                               By:  /s/Edward Mattner
                                    -------------------------
                               Name:   Edward Mattner
                               Title:  Vice President

                               By:   AREHGP INC., General Partner


                               By:  /s/John Saldarelli
                                    ------------------------
                               Name:   John Saldarelli
                               Title:  President



[Amendment No. 11 to Schedule 14D-1 dated March 12, 1997]

                                 Exhibit Index

                                                                                       Sequentially
Exhibit No.                   Description                                             Numbered Page
-----------                   -----------                                             -------------
99.(a)(18)                   Press Release dated March 12, 1997
99.(a)(19)                   Letter to Unitholders